6450 Cameron Street

Suite 113

Las Vegas, Nevada 89118

February 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Robyn Manuel
Adam Phippen

Re:	Digipath, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2021
Filed December 29, 2021
File No. 000-54239

Ladies and Gentlemen:

This letter is being submitted to the Securities and Exchange Commission (the “SEC”) by Digipath, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Securities SEC contained in its letter dated February 8, 2022 (the “Comment Letter”), relating to the above referenced Annual Report on Form 10-K (the “10-K”). In this letter, we have recited the Staff’s comments in italicized, bold type, followed by our response.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

1. Please confirm your disclosure of an Evaluation Date of September 30, 2020 is a typographical error and the evaluation date was actually September 30, 2021. In future filings, please ensure you use the correct Evaluation Date in your disclosures.

The Company hereby confirms that the September 30, 2020 Evaluation Date in the 10-K was a typographical error, and that the actual Evaluation Date was September 30, 2021. The Company undertakes to use the correct Evaluation Date in future filings.

U.S. Securities and Exchange Commission

February 22, 2022

2. We note your disclosure of material weaknesses in internal control over financial reporting and we also note that the material weaknesses pertain to the recognition and measurement of the financial statements. As such, please tell us the basis for management’s conclusion that disclosure controls and procedures were effective. If this is a typographical or other error and management concluded disclosure controls and procedures were not effective as of the Evaluation Date, please advise us of this fact and ensure you accurately disclose management’s conclusions in future filings.

Management has concluded that that the Company’s disclosure controls and procedures were not effective as of September 30, 2021, and the statement to the contrary in the 10-K was in error. We note that the 10-Q filed by the Company on February 14, 2022 discloses that the Company’s disclosure controls and procedures were not effective at the reasonable assurance level at December 31, 2021, and undertake to properly reflect management’s conclusions in this regard in future SEC filings.

Management’s Annual Report on Internal Control Over Financial Reporting, page 19

3. Given your identification and disclosure of material weaknesses in internal control over financial reporting (ICFR), management is required to conclude and state in its report that internal control over financial reporting is ineffective. Refer to Item 308(a)(3) of Regulation S-K. Thus, please explain your disclosure that ICFR is effective as of the Evaluation Date. If your disclosure that ICRF was effective is a typographical or other error and should have indicated that ICFR was ineffective, please advise us of this fact and in future filings please ensure your conclusion regarding the effectiveness of ICFR is consistent with whether you have identified material weaknesses in ICFR.

Management has concluded that that the Company’s internal control over financial reporting was not effective as of September 30, 2021 due to the material weaknesses disclosed in the 10-K, and the statement to the contrary in the 10-K was in error. The Company undertakes to properly disclose its conclusions regarding internal controls in future SEC filings.

Very truly yours,

DIGIPATH, INC.

By:	/s/ A. Stone Douglass
A. Stone Douglass
Chief Financial Officer